SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated May 22, 2014	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: May 23, 2014	By:	/s/ Li Yue

	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNUAL GENERAL MEETING HELD ON THURSDAY, 22 MAY 2014

POLL RESULTS

The poll results in respect of the resolutions proposed at the Annual General Meeting (the “AGM”) of China Mobile Limited (the “Company”) held on Thursday, 22 May 2014 at 10:00 a.m. in the Conference Room, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong are as follows:

ANNUAL GENERAL MEETING

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against

1.	To receive and consider the audited financial statements and the Reports of the Directors and Auditors of the Company and its subsidiaries for the year ended 31 December 2013.	17,964,123,857 (99.9986)	253,412 (0.0014)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	To declare a final dividend for the year ended 31 December 2013.	17,971,527,307 (99.9989)	203,240 (0.0011)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the Annual General Meeting			No. of Votes (%)
			For	Against

3.	(i)	To re-elect Mr. Xi Guohua as an executive director of the Company.	17,863,593,266 (99.3979)	108,214,488 (0.6021)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii)	To re-elect Mr. Sha Yuejia as an executive director of the Company.	17,799,344,436 (99.0652)	167,966,360 (0.9348)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(iii)	To re-elect Mr. Liu Aili as an executive director of the Company.	17,856,425,626 (99.3829)	110,884,170 (0.6171)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	(i)	To re-elect Dr. Lo Ka Shui as an independent non-executive director of the Company.	17,619,241,080 (98.0388)	352,468,674 (1.9612)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

	(ii)	To re-elect Mr. Paul Chow Man Yiu as an independent non-executive director of the Company.	17,767,437,026 (99.8468)	27,269,228 (0.1532)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

5.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the directors of the Company to fix their remuneration.		17,954,355,992 (99.9034)	17,367,562 (0.0966)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

Resolutions passed at the Annual General Meeting		No. of Votes (%)
		For	Against

6.	To give a general mandate to the directors of the Company to repurchase shares in the Company not exceeding 10% of the aggregate existing issued share capital in accordance with ordinary resolution number 6 as set out in the AGM Notice.	17,967,117,017 (99.9952)	863,901 (0.0048)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

7.	To give a general mandate to the directors of the Company to issue, allot and deal with additional shares in the Company not exceeding 20% of the aggregate existing issued share capital in accordance with ordinary resolution number 7 as set out in the AGM Notice.	15,542,877,028 (86.4910)	2,427,645,807 (13.5090)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

8.	To extend the general mandate granted to the directors of the Company to issue, allot and deal with shares by the number of shares repurchased in accordance with ordinary resolution number 8 as set out in the AGM Notice.	15,657,633,012 (87.1237)	2,314,096,441 (12.8763)

As more than 50% of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

9.	To adopt the new Articles of Association of the Company in substitution for and to the exclusion to the existing Articles of Association of the Company in the manner set out in the section headed “Proposed Adoption of New Articles of Association” in the circular of the Company dated 8 April 2014 in accordance with special resolution number 9 as set out in the AGM Notice.	17,736,853,767 (98.6951)	234,514,496 (1.3049)

As more than 75% of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

As at the date of the AGM, the number of issued shares of the Company was 20,291,861,909 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. No shareholders were required to abstain from voting on the resolutions proposed at the AGM.

Hong Kong Registrars Limited, the share registrar of the Company, acted as scrutineer for the vote-taking at the AGM.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 22 May 2014

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

A-4